Exhibit 99(i)
Woodward Governor Company
Additional Exhibit — Description of
    Annual Report Graphs

Below is a description of the graphs appearing under “Financial Highlights” on page 1 of our 2003 Annual Report.

NET SALES:
This bar graph shows consolidated net sales in millions of dollars for the fiscal years ended 1999 through 2003. Plot points are $597, $597, $679, $680, and $587 with the first plot point for 1999.

ADJUSTED EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE:
The bar graph for consolidated adjusted earnings before cumulative of accounting change is in millions of dollars for fiscal years 1999 through 2003. Plot points are $34, $50, $56, $45, and $12 with the first plot point for 1999.

ADJUSTED EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE AND CASH DIVIDENDS PER SHARE:
The bar graph for consolidated net earnings and cash dividends per diluted share is for fiscal years ended 1999 through 2003. Plot points for net earnings per diluted share are $2.98 $4.39, $4.84, $3.90, and $1.10 with the first plot point for 1999. Plot points for cash dividends per diluted share, beginning with 1999, are $.93 for years 1999 through 2002 and $.9525 for 2003.

Adjusted earnings before cumulative effect of accounting change reflects the elimination of goodwill-related amortization and associated income taxes from amounts reported in the financial statements.